UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53341

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/25___ AND ENDING ___12/31/25___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___Danske Markets Inc.___

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

575 Fifth Avenue, 33rd Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ira Brofsky	212 293 0503	ibr@danskemarkets.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman & Company, LLP
(Name – if individual, state last, first, and middle name)

180 Park Avenue, Suite 200	Florham Park	NJ	07932
(Address)	(City)	(State)	(Zip Code)

11/02/2005		2468
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Anders Iversen_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___Danske Markets Inc._____, as of _____December 31_____, 2 _025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Anders Iversen*

Title:
President and CEO

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Statement of Financial Condition

DANSKE MARKETS INC.
(A Wholly-Owned Subsidiary of Danske Bank A/S, Denmark)

December 31, 2025

DANSKE MARKETS INC.
(A Wholly-Owned Subsidiary of Danske Bank A/S, Denmark)

TABLE OF CONTENTS



Citrin Cooperman & Company, LLP
Certified Public Accountants

180 Park Avenue, Suite 200
Florham Park, NJ 07932
T 973.218.0500 **F** 973.218.7160
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors
Danske Markets Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Danske Markets Inc. as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Danske Markets Inc. as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Danske Markets Inc.'s management. Our responsibility is to express an opinion on Danske Markets Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Danske Markets Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Danske Markets Inc.'s auditor since 2013.
Florham Park, New Jersey
February 24, 2026

DANSKE MARKETS INC.
(A Wholly-Owned Subsidiary of Danske Bank A/S, Denmark)
Statement of Financial Condition
December 31, 2025
(expressed in U.S. dollars)

ASSETS

Cash and cash equivalents	$	390,943
Securities, at fair value		33,113,491
Right of use assets		2,445,301
Due from parent		3,286,858
Prepaid taxes		109,208
Deferred tax assets		220,332
Fail to deliver		147,995
Receivables and other assets		373,735
Prepaid expenses		50,757
Total assets	$	40,138,620

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Lease liabilities	$	2,715,951
Accrued expenses		1,055,810
Due to customers		147,995
Other liabilities		15,062
Total liabilities		3,934,818

COMMITMENTS AND CONTINGENCIES (NOTES 4, 5 AND 7)

STOCKHOLDER'S EQUITY

Common stock - $0.01 par value; 1,000 shares authorized, 10 shares issued and outstanding		-
Additional paid-in capital		18,000,000
Retained earnings		18,203,802
Total stockholder's equity		36,203,802
Total liabilities and stockholder's equity	$	40,138,620

The accompanying notes are an integral part of this financial statement.

1. **GENERAL BUSINESS**

   Danske Markets Inc. (the "Company"), a wholly-owned subsidiary of Danske Bank A/S, a Denmark entity (the "Parent"), was incorporated in Delaware on February 12, 2001. The Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 (the "Act") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") as a broker-dealer. The Company's primary business activities include acting as agent or riskless principal broker in the purchase and sale of foreign equities and debt securities between U.S. institutional investors and its Parent under Securities and Exchange Commission Rule 15a-6. The Company acts as agent for its Parent in interest rate derivative and foreign exchange transactions with U.S. and non-U.S. customers of its Parent. The Company also participates in securities underwritings and provides merger and acquisition advisory services. The Company does not carry customer accounts and is accordingly exempt from the Act's Rule 15c3-3 (the Customer Protection Rule) pursuant to Provision k(2)(i) of the rule. The Company maintains its office in New York. The books and records are maintained in U.S. dollars.

   The Company has entered into Service Level Agreements ("SLAs") with its Parent under which the Parent provides various business support services to the Company. Such support services include information technology and back-office services which encompasses settlement of transactions, legal, accounting, audit and human resources (see Note 4).

2. **SIGNIFICANT ACCOUNTING POLICIES**

   Securities Transactions

   The Company records securities transactions executed for its customers on a settlement-date basis. Transactions denominated in a foreign currency are translated into United States dollars at the prevailing rates of exchange on the date of transaction.

   Fixed Assets

   Fixed assets are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated economic lives of assets as follows:

	Estimated Life (Years)
Computer software and hardware	3
Telecommunications equipment	3
Furniture, fixtures and equipment	3
Leasehold improvements	Shorter of expected useful life or term of lease

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company evaluates its uncertain tax positions using the provisions of Financial Accounting Standards Board ("FASB") guidance. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized.

Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to the differences between the tax and financial reporting bases of assets and liabilities, if applicable. The realization of deferred tax assets, if any, is assessed and a valuation allowance established for the portion of the assets for which it is more likely than not that the deferred tax asset will not be realized.

Cash and Cash Equivalents

The Company considers all highly-liquid investments with original maturities of three months or less to be cash equivalents.

Use of Estimates

The preparation of a financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Fails to Deliver/Receive and Receivable/Payable from (to) Customers

As an agent and/or riskless principal broker, the Company facilitates its customers' securities transactions on a DVP (delivery vs. payment)/RVP (receive vs. payment) basis only. Securities failed to deliver represent receivables for securities sold by customers that have not been delivered, the settlement date has passed, and the cash owed to customers has not been received. Securities failed to receive represent payables for securities purchased by customers not yet received, the settlement date has passed, and the customers have not paid for such securities.

Fair Value Measurement

FASB ASC 820, *Fair Value Measurement*, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Under this standard, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

(expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Financial Instruments – Credit Losses

FASB ASC 326, *Financial Instruments – Credit Losses*, requires a credit loss methodology, Current Expected Credit Losses (“CECL”), which dictates the recognition of credit losses, while also providing transparency about credit risk.

The CECL methodology utilizes a lifetime “expected credit loss” measurement objective for the recognition of credit losses for securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses.

For financial assets measured at amortized cost (e.g., cash and cash equivalents and receivables from customers), the Company has concluded that there are de minimis expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

Lease Accounting

The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate at the commencement date for all leases. The Company recognizes assets and liabilities for operating and finance leases with terms of more than 12 months. An arrangement is deemed a finance lease if it effectively represents an installment purchase by the Company subject to the criteria outlined in FASB ASC 842. At December 31, 2025, the Company had no finance leases.

Recently Issued and Effective Accounting Pronouncement

In December 2023, FASB issued Accounting Standards Update (“ASU”) No. 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures* (“ASU 2023-09”).” ASU 2023-09 requires additional annual disclosures including further disaggregation of information in the rate reconciliation, additional information

(expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

for reconciling items meeting a quantitative threshold, further disaggregation of income taxes paid and other required disclosures. The Company adopted ASU 2023-09 for the annual period beginning on January 1, 2025. See Note 3 for further information.

3. INCOME TAXES

The Company's effective tax rate of 23.29% differs from the statutory rate of 21% due primarily to state and local taxes. The following table provides this reconciliation for the year ended December 31, 2025:

	Amount	Tax Rate
Tax at U.S. Federal statutory rate	$ 888,942	21.00%
U.S. State and local taxes	85,340	2.02%
Non deductible and non taxable items	11,754	0.27%
Total income tax expense/effective tax rate	$ 986,036	23.29%

State and local taxes primarily relate to New York State and New York City, which together comprised greater than 50% of the state and local tax effect in the rate reconciliation for the year ended December 31, 2025.

For the year ended December 31, 2025, income from continuing operations before income taxes consisted of domestic pre-tax income of $4,233,056 and no foreign pre-tax income.

The Company did not incur any foreign income taxes for the year ended December 31, 2025.

The Company files a federal tax return on a standalone basis and combined New York State and New York City tax returns with its affiliates. The Company has calculated its financial statement taxes on a standalone basis pursuant to a tax sharing arrangement. At December 31, 2025, the amount due from Parent relating to New York State and New York City tax was approximately $30,000.

(expressed in U.S. dollars)

3. INCOME TAXES (CONTINUED)

At December 31, 2025, the Company had no federal, state and local net operating loss carryforwards. The Company's deferred tax asset of approximately $220,000 at December 31, 2025, is related to deferred compensation and rent. At December 31, 2025, the Company had no valuation allowance since management believes that realization of the Company's deferred tax assets is more likely than not based on 2025 earnings history and projected taxable income in 2026.

Deferred tax assets	
Bonus accrual	$ 158,391
Lease liability	621,575
Total deferred tax assets	779,966
Deferred tax liabilities	
Right of use asset	(559,634)
Total deferred tax liability	(559,634)
Deferred tax assets, net	$ 220,332

The Company accounts for income taxes in accordance with FASB ASC 740, *Income Taxes*, which requires recognition of tax benefits or expenses on the temporary differences between the financial reporting and the tax basis of assets and liabilities. If appropriate, deferred tax assets are adjusted by a valuation allowance, which reflects expectations of the extent to which such assets are more likely than not expected to be realized. In accordance with FASB ASC 740, the Company recognizes the effect of income tax positions only if those positions are more likely than not to be sustained. A tax position that fails to meet the more likely than not recognition threshold will result in either a reduction of current and deferred tax assets, and/or recording of current or deferred tax liabilities. The Company recognizes accrued interest and penalties, if applicable, related to income taxes as a component of income tax expense. As of December 31, 2025, the Company did not have any uncertain tax positions and did not have any interest accrued with respect to uncertain tax positions.

As of December 31, 2025, the Company did not have any unrecognized tax benefits and no accrued interest or penalties related to unrecognized tax benefits.

The Company made tax payments of $710,000 for federal, $117,000 for New York State and $123,000 for New York City in 2025.

The Company's federal, state and city income tax returns are closed to examination through 2021.

(expressed in U.S. dollars)

4. RELATED-PARTY TRANSACTIONS

The Company entered into an SLA with its Parent and agreed to act as the U.S. "chaperoning" broker-dealer in accordance with Rule 15a-6(a)(3) under the Act, as defined. The SLA shall continue in effect until terminated by one of the parties with a 90-day notification. Under the terms of the SLA, the Company agrees to provide chaperoning services, effect securities transactions, distribute research analysis to U.S. institutional investors and provide general marketing assistance on behalf of its Parent in the U.S.

During the year ended December 31, 2025, the Company paid a cash dividend of $25,000,000 to its Parent. The dividend was recorded as a reduction of retained earnings in the accompanying statement of financial condition.

The Parent is obligated to the Company in the amount of $3,286,858 related to charges that have been incurred with respect to net amounts due for services rendered by the Company. Such amounts are due on demand.

5. DEFERRED COMPENSATION

The Company participates in the Parent's deferred bonus plan whereby certain key employees are entitled to compensation payable in cash and shares of the Parent. Such compensation can be deferred up to three years and is subject to certain adjustments, as defined in the agreement. At December 31, 2025, the accrued bonus amounted to approximately $692,083, of which approximately $9,750 will be payable in 2026, $7,500 will be payable in 2027, $6,000 will be payable in 2028 and $3,000 will be payable in 2029. The payment terms (deferral period and cash/share payout) of the 2025 bonus of $665,833 have not been set by the Parent.

(expressed in U.S. dollars)

6. LEASES

The Company leases office space under an operating lease expiring in February 2032. In accordance with the terms of the lease agreement, the Company has received a ten-month rent abatement as well as options to terminate the lease on the fourth anniversary of the Rent Commencement Date and the seventh anniversary of the Rent Commencement Date. Because the Company is not reasonably certain to exercise these termination options, the associated payments under these options are not included in lease payments used to determine lease liability. Lease expense is recognized on a straight-line basis over the lease term. At December 31, 2025, the Company had a right of use asset of $2,445,301 and a lease liability of $2,715,951 on the accompanying statement of financial condition.

Future minimum lease payments under the operating lease recorded on the statement of financial condition at December 31, 2025, are as follows:

Year ending December 31	Amount
2026	$ 446,376
2027	468,518
2028	472,946
2029	472,946
2030	472,946
Thereafter	551,770
Total minimum lease payments	2,885,502
Less: Present value discount	(169,551)
Present value of lease liability	$ 2,715,951

The remaining lease term and discount rate at December 31, 2025 is as follows:

Remaining lease term:	6 years and 2 months
Discount rate:	2.01%

(expressed in U.S. dollars)

7. SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including acting as agent or riskless principal broker in the purchase and sale of foreign equities and debt securities between U.S. institutional investors and its Parent under Securities and Exchange Commission Rule 15a-6, acting as agent for its Parent in interest rate derivative and foreign exchange transactions with U.S. and non-U.S. customers of its Parent, participating in securities underwritings and providing merger and acquisition advisory services. The Company has identified its President and CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 10), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The measure of segment assets is reported on the statement of financial condition as total assets.

8. FAIR VALUE MEASUREMENTS

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 2.

The following table presents information about the Company's assets measured at fair value as of December 31, 2025:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Balance December 31, 2025**
Assets				
US Treasury Bills	$ 33,113,491	$ -	$ -	$ 33,113,491
Total at fair value	$ 33,113,491	$ -	$ -	$ 33,113,491

(expressed in U.S. dollars)

9. NET CAPITAL

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires that the Company maintains minimum net capital. The Company has elected to use the alternative method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of customer debit items, as defined. At December 31, 2025, the Company had net capital of $32,141,587, which exceeded its requirement of $250,000 by $31,891,587.

10. OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

Credit risk is the amount of accounting loss the Company would incur if a counterparty failed to perform its obligation under contractual terms. All of the clearing and depository operations for the Company are performed by the Parent. The Parent and the Company review, as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the nonperformance by the counterparties in fulfilling their obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes.

The Company maintains its cash accounts at two commercial banks. Amounts held in a single account may at times exceed the insurance limit established by the Federal Deposit Insurance Corporation.

11. SUBSEQUENT EVENTS

The Company has evaluated events that have occurred subsequent to December 31, 2025, and through February 24, 2026. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the statement of financial condition as of December 31, 2025.